Supplement dated September 28, 2026
to the Prospectus, as supplemented, and Statement of Additional Information (SAI), each dated May 1, 2024 for Tri-Continental Corporation (the Fund)
The disclosure in the prospectus under the heading More Information about the Fund - Custodian and in the SAI under the heading Investment Management and Other Services - Other Services Provided is superseded and replaced with the following:
Custodian
State Street Bank and Trust Company serves as custodian for the Fund’s portfolio securities and is located at One Congress Street, Boston, MA 02114. It also maintains, under the general supervision of the Investment Manager, the accounting records and determines the NAV for the Fund.
The rest of the section remains the same.
The second paragraph under the heading Computation of Net Asset Value is hereby restated as follows:
Equity securities listed on an exchange are typically valued at the closing price or last trade on their primary exchange at the close of business of the NYSE. Equity securities without a readily available closing price or that are not listed on any exchange are typically valued at the mean between the closing bid and asked prices. Other equity securities, debt securities and other assets are valued differently. For instance, bank loans trading in the secondary market are fair valued unless market quotations are readily available and fixed income investments are valued based on prices obtained from a pricing service, if available (which may represent market values or fair values). Investments in other open-end funds are valued at their published NAVs. The value of the Fund’s portfolio securities is determined in accordance with the valuation policy approved by the Board (the Valuation Policy). Pursuant to Rule 2a-5 under the 1940 Act, the Board has designated the Investment Manager as the Fund’s valuation designee. The Investment Manager, in turn, has authorized its valuation committee to make fair value determinations and to carry out supervisory and certain other functions relating to the valuation of Fund portfolio securities, pursuant to the Valuation Policy.
The rest of the section remains the same.
The disclosure in the SAI under the heading Primer - Glossary, the Custodian is hereby amended to State Street Bank and Trust Company and the references to JPMorgan and JPMorgan Chase Bank, N.A. are hereby removed.
The rest of the section remains the same.
Shareholders should retain this Supplement for future reference.
SUP240_12_015_(09/26)